Via Facsimile and U.S. Mail
Mail Stop 6010

October 27, 2006

Mr. Shane Cooke
Executive VP and CFO
Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland

> **Re:** **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 1-13896**

Dear Mr. Cooke:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Joseph Roesler
Accounting Branch Chief